Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267

NEWS RELEASE

MINEFINDERS FILES PROSPECTUS SUPPLEMENT RELATING TO C$151.5 MILLION BOUGHT DEAL

Vancouver, British Columbia – December 14, 2010 – Minefinders Corporation Ltd. ("Minefinders" or the "Company") has filed today a prospectus supplement to the Company's Canadian short form base shelf prospectus dated December 9, 2010 (the "Shelf Prospectus") and a prospectus supplement to the Company's registration statement on Form F-10 and related prospectus dated December 9, 2010 filed with the United States Securities and Exchange Commission (the "SEC").

The prospectus supplement relates to the previously announced agreement with a syndicate of underwriters under which the underwriters have agreed to buy on a bought deal basis 13,650,000 common shares in the capital of the Company (the "Common Shares") at a price of C$11.10 per Common Share for gross proceeds of C$151,515,000 (the "Offering"). The lead underwriters for the Offering are Scotia Capital Inc. and BMO Capital Markets. Under the terms of the underwriting agreement, the Company has granted to the underwriters an over-allotment option to purchase up to an additional 2,047,500 Common Shares up to 30 days from the closing of the Offering.

The Company has filed and received a receipt for the Shelf Prospectus with the securities regulators in all provinces of Canada (except Quebec) and a registration statement on Form F-10 relating to these securities has been filed and brought effective with the SEC.  A copy of the prospectus supplement and accompanying Shelf Prospectus may be obtained upon request by contacting Scotia Capital Inc. in Canada, Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or in the U.S., Attention: Equity Capital Markets (tel:212-225-6853), 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY, 10006.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue" or similar terminology. Minefinders and its securities may be subject to important risk factors and uncertainties, both known and unknown, many of which are beyond Minefinders’ ability to control or predict. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management's Discussion and Analysis for the quarter ended September 30, 2010, both of which are available on SEDAR at www.sedar.com. Although Minefinders has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.